Exhibit 99.1

Cardiome to Present at the Bloom Burton & Co. Healthcare Investor Conference

NASDAQ:CRME, TSX:COM

VANCOUVER, April 26, 2018 /CNW/ - Cardiome Pharma Corp. (NASDAQ:CRME / TSX:COM), a revenue-generating, specialty pharmaceutical company focused on commercializing hospital drugs, today announced that Mr. David Dean, Chief Business Development Officer of Cardiome, will present at the Bloom Burton & Co. Healthcare Investor Conference. The presentation will take place at the Sheraton Centre Hotel Toronto on Wednesday, May 2, 2018 at 11:30 a.m. EST in Toronto, Canada.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a revenue-generating, specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Cardiome develops, acquires and commercializes brands for the in-hospital, acute care market segment. The Company's portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome, and Esmocard® and Esmocard Lyo® (esmolol hydrochloride), a short-acting beta-blocker used to control rapid heart rate in a number of cardiovascular indications. Cardiome's pipeline of product candidates includes Trevyent®, a drug device combination that is designed to deliver treprostinil, the world's leading treatment for pulmonary arterial hypertension.

Cardiome is traded on the NASDAQ Capital Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Cardiome® and the Cardiome Logo are the proprietary trademarks of Cardiome Pharma Corp.
Aggrastat® and Brinavess® are trademarks owned by Cardiome and its affiliates worldwide.
XydalbaTM is a trademark of Durata Therapeutics Holding C.V., and used under license.
Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Esmocard® and Esmocard Lyo® are trademarks owned by Orpha-Devel Handels und Vertriebs GmbH, and used under license.
Trevyent® is a trademark of SteadyMed and used under license.
All other trademarks are the property of their respective owners.

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SOURCE Cardiome Pharma Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2018/26/c7834.html

%CIK: 0001036141

For further information: Justin Renz, CFO, Cardiome Pharma Corp., 604.677.6905 ext. 128, 800.330.9928, jrenz@cardiome.com; Argot Partners, Michelle Carroll, 212.600.1902, michelle@argotpartners.com

CO: Cardiome Pharma Corp.

CNW 16:33e 26-APR-18